Exhibit 99.2


                          [Third Point LLC Letterhead]


VIA EMAIL AND U.S. MAIL

July 17, 2006

Mr. David Gubbay
Mr. Olof S. Nelson
Mr. Nicholas J. Benson
Mr. James H. Dickerson, Jr.
Mr. James A. Weissenborn
Mr. Charles F. Willes

To the Board of Directors of Sunterra Corporation:

I am writing to you as CEO of Third Point LLC, the largest shareholder of Sunterra Corporation ("Sunterra," or the "Company"). We currently own 1,925,000 shares of the Company, or just less than 10% of the shares outstanding. Like other shareholders have warned you, do not in any way interpret our significant holdings as a sign of support for either management or the Company's board of directors.

Indeed, as the largest owner of the Company, we have one simple and explicit message to deliver to the Board: WE DEMAND THAT YOU DEVOTE YOUR FULL RESOURCES AND ATTENTION TO SELLING SUNTERRA - EITHER IN WHOLE OR IN ITS TWO COMPONENT PIECES - AS EXPEDITIOUSLY AS POSSIBLE.

We obviously took note of your July 13th press release, in which you announced the planned engagement of an investment bank "for the purpose of assessing strategic alternatives for Sunterra, including a potential sale of the company." We are confident that after a brief review of the "alternatives" the bank and the board will conclude that selling the Company is the only viable way to create significant value without saddling Sunterra's shareholders with the serious operational risks that management and the Board have shown no ability to navigate successfully over time. Any conclusion short of a sale will be an explicit rebuke to us and the Company's other shareholders.

The case for a sale of the Company is simple and compelling:

     1. Sunterra should sell at a significant premium to its current trading value in a private market transaction (or transactions). We believe that if the Company were to be put up for sale it would fetch a price in the high teens - on the order of 75% above current levels. We base this view on our extensive due diligence, which shows, among other things, a voracious appetite for Sunterra's assets on the part of private equity firms and industry competitors that we've spoken with.


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Board of Directors of Sunterra Corporation
July 17, 2006
Page 2


     2. There is no reason to have faith in the ability of incumbent management or the Board to maximize shareholder value as a going concern. This conclusion is supported, unfortunately, by past performance and is driven home by the obvious divergence of the economic interests of senior management and the Company's shareholders.

Towards that end, we are deeply troubled by Sunterra's conflict-ridden relationship with Mackinac Partners. Specifically, given the minimum of $1.6 million in annual cash compensation that the Company pays Mackinac for the services of Messrs. Weissenborn and Bentley, Mackinac has a clear incentive to keep this gravy train rolling for as long as possible. (Indeed, we insist that the Company provide us with a detailed accounting of the additional sums Mackinac has billed Sunterra for services other than those of Weissenborn and Bentley.) These ongoing payments put Mackinac, and therefore management, in direct conflict with the owners of Sunterra - who want the Company sold as soon as possible.

Moreover, for the many reasons outlined by Robert L. Chapman, Jr. in his letter to you, as well as others uncovered in our due diligence (wherein Mr. Weissenborn and Mackinac Partners were both referred to several times as "lightweights" - which captures the essence of what we heard), we have grave doubts as to whether Mr. Weissenborn should be involved with Sunterra at all. It is not often that someone who helped oversee a company (in his capacity as a director) when misdeeds were committed is promoted and lavishly rewarded as a result of such a failure. Hopefully he will justify this undeserved kids-glove treatment by delivering significantly enhanced value to shareholders.

We are also perplexed by the hiring of Keith Maib last week. His retention as COO was glossed over within the body of a multi-subject release, which omitted his professional background. Having conducted a preliminary investigation into Mr. Maib's background and current circumstances, we understand why his apparently sketchy employment history was left out. Especially cautionary to us is his disastrous short stint as COO of Borland in 1994 - a position from which he resigned just one week after emphatically stating that he had no intention of doing so. We look forward to seeing the details of Mr. Maib's compensation package shortly in an 8-K filing, and also learning more about any past relationships between Maib and the employees of Mackinac Partners and the rationale for bringing in another executive with no relevant industry expertise.

We are further disturbed that whereas Mackinac is already being paid a generous sum to run this Company, Mr. Weissenborn feels the need to apparently "double-dip" by hiring Mr. Maib to do work that his firm should be doing. According to the website for Crossroads, LLC, where Mr. Maib appears to have worked briefly in 2003-04, both he and Crossroads provided identical services to those of Mr. Weissenborn, Mr. Bentley and Mackinac. What we conclude from this is that while we are paying Mackinac upwards of $2 million annually in cash (i.e., even before equity-based payments) for its services, or about 1% of the current market capitalization of Sunterra, this princely sum is not enough to buy Sunterra shareholders competent management,


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Board of Directors of Sunterra Corporation
July 17, 2006
Page 3


and, thus, the need for additional expensive senior management (who brings no apparent incremental value to the Company). We also wonder whether a management team truly intent on selling the Company in the near-term would bring on a new senior executive at this point.

Let me reiterate then - we demand that you immediately decide and announce that a sale of Sunterra in its entirety (in one or two pieces) is the only strategic alternative that you will pursue. The owners of over 25% of the shares of the Company have called on you in the past three weeks to take this step. It is our strong belief that a majority of Sunterra shareholders share our view. While you seem to be more comfortable dealing in numbers in the millions, the math here is simple: 20% of the outstanding shares are needed to call a special meeting to remove the Board. Over 25% of the shares (based simply on public correspondence with you over the past three weeks) would be in favor of doing this should you not immediately determine that attempting to run the Company yourselves is not an option and that selling the Company is the only logical and responsible option that you have. Well over 50% of the shares agree with this - the numbers here speak for themselves.

Given that management's "payoff" and that for shareholders are at odds, at least as it relates to timing, and due to the decidedly negative signal as to your true intentions sent by the recent hiring of Mr. Maib, we further demand that an independent director satisfactory to Third Point and the Company's other large shareholders be added to the Sunterra Board to help ensure that the process to sell the Company is conducted earnestly and expeditiously. We have seen too many examples in the financial markets recently wherein a corporation's overseers announce the intent to sell a company, but the process is run neither properly nor wholeheartedly. Given this, and our distrust of your motivations, we strongly believe that a shareholder representative on the Board is necessary. We will provide you with the name and credentials of our candidate after you announce the retention of your investment bank; we leave it to your other large shareholders to offer their own candidates if they so choose.

We look forward to learning the findings from the Wilmer Hale investigation, which was presumably discussed at your reported Board meeting this weekend and will shortly be ready for public disclosure. Until then, we will defer judgment on Mr. Benson notwithstanding our concerns about his past compensation; at a minimum we will adamantly press for its return to shareholders should he be found to have been culpable in the misdeeds that have occurred at Sunterra.

More important, we anxiously await your naming of an investment banker later this month - and the mandate that such banker is given by the Board. An independent report, written earlier this month by a respected brokerage firm, stated: "[Sunterra's management and board] have proven themselves to be inept at managing the complexities of a public company. We view the sale of the company as the only logical step at this point." So do we.



Sincerely,


/s/ Daniel S. Loeb